Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, NY 10020

May 16 2007

VIA EDGAR AND TELECOPY - (202) 772-9206
Mr. John Reynolds
Unites States Securities and
Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Columbus Acquisition Corp. (the "Company") Registration Statement on Form S-1 originally filed November 22, 2006 (File No. 333-138890) ( the "Registration Statement")

Dear Mr. Reynolds:

In connection with the Registration Statement on Form S-1 of Columbus Acquisition Corp., the undersigned underwriter of the above-referenced offering hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 A.M., Friday, May 18, 2007 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours, LAZARD CAPITAL MARKETS LLC

By:	/s/ David G. McMillan, Jr.
Name: David G. McMillan, Jr. Title: Managing Director